Exhibit 99.3

Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended June 30, 2007, 2006 and 2005 and period
from inception on August 17, 1994 to June 30, 2007

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3 Canada	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of YM Biosciences Inc. and subsidiaries (a development stage company) as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit accumulated during the development stage and cash flows for each of the years in the three-year period ended June 30, 2007 and for the period from inception on August 17, 1994 to June 30, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2007 and for the period from inception on August 17, 1994 to June 30, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 20, 2007

                                                              KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
      KPMG Canada provides services to KPMG LLP.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2007 and 2006

	2007	2006

Assets

Current assets:
Cash and cash equivalents (note 4)	$5,847,351	$2,735,317
Short-term deposits (note 4)	69,724,438	85,606,117
Accounts receivable	370,011	2,214,775
Prepaid expenses	347,010	318,338
	76,288,810	90,874,547

Property and equipment (note 6)	325,040	304,985

Intangible assets (note 7)	5,125,950	8,868,528

	$81,739,800	$100,048,060

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,169,211	$2,367,042
Accrued liabilities	2,103,755	1,350,923
Deferred revenue (note 13)	4,702,132	738,297
	7,975,098	4,456,262

Deferred revenue (note 13)	8,929,900	844,275

Shareholders' equity:
Share capital (note 9)	172,921,153	172,771,544
Share purchase warrants (note 10)	4,553,308	4,597,988
Contributed surplus (note 11)	5,657,082	3,944,492
Deficit accumulated during the development stage	(118,296,741)	(86,566,501)
	64,834,802	94,747,523

Basis of presentation (note 1)
Commitments (note 14)

	$81,739,800	$100,048,060

See accompanying notes to consolidated financial statements.

On behalf of the Board:

David Allan                     Director

Leonard Vernon             Director

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

				Period from
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2007	2006	2005	2007

Revenue (note 13)	$4,407,890	$1,151,135	$748,020	$6,307,045
Interest income	3,239,540	1,397,558	703,873	8,129,389
	7,647,430	2,548,693	1,451,893	14,436,434

Expenses:
General and administrative	6,978,336	7,951,470	6,314,357	36,086,535
Licensing and product development	28,758,469	20,188,577	10,981,950	90,796,383
Impairment of intangible assets (note 7)	1,829,538	–	–	1,829,538
	37,566,343	28,140,047	17,296,307	128,712,456

Loss before the undernoted	(29,918,913)	(25,591,354)	(15,844,414)	(114,276,022)

Loss on foreign exchange	(142,552)	(220,630)	–	(363,182)

Loss on marketable securities	–	(2,623)	(14,881)	(1,191,329)

Loss before income taxes	(30,061,465)	(25,814,607)	(15,859,295)	(115,830,533)

Income taxes (note 15)	1,668,775	–	–	1,676,075

Loss for the period	(31,730,240)	(25,814,607)	(15,859,295)	(117,506,608)

Deficit, beginning of period	(86,566,501)	(60,751,894)	(44,319,267)	–

Cost of purchasing shares for cancellation in excess of book value (note 9)	–	–	(573,332)	(790,133)

Deficit, end of period	$(118,296,741)	$(86,566,501)	$(60,751,894)	$(118,296,741)

Basic and diluted loss per common share	$(0.57)	$(0.59)	$(0.47)

Weighted average number of common shares outstanding	55,804,674	43,755,160	34,046,450

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 3(b))	2,380,953	2,380,953	2,777,778

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

				Period from
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2007	2006	2005	2007

Cash provided by (used in):

Operating activities:
Loss for the period	$(31,730,240)	$(25,814,607)	$(15,859,295)	$(117,506,608)
Items not involving cash:
Depreciation of property and equipment	107,107	61,017	11,717	438,789
Amortization of intangible assets	1,913,040	1,269,158	137,760	3,319,958
Impairment of intangible assets	1,829,538	–	–	1,829,538
Loss on sale of marketable securities	–	2,623	14,881	1,191,329
Stock-based compensation	1,716,913	2,588,413	1,278,955	6,153,476
Stock-based consideration	–	100,000	192,750	292,750
Warrants-based consideration	–	54,775	–	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	1,816,092	(672,639)	(367,916)	311,701
Accounts payable and accrued liabilities and deferred revenue	11,604,460	(1,599,032)	2,396,216	13,663,354
	(12,743,090)	(24,010,292)	(12,194,932)	(90,250,938)

Financing activities:
Repayment of debentures	–	–	(1,469,425)	(1,469,425)
Issuance of common shares on exercise of options	11,232	851,322	109,318	2,516,246
Issuance of common shares on exercise of warrants	89,375	3,627,430	432,402	4,371,555
Redemption of preferred shares	–	–	–	(2,630,372)
Purchase of shares for cancellation	–	–	(779,909)	(1,029,679)
Net proceeds from issuance of shares and warrants	–	42,622,618	18,884,120	123,276,729
	100,607	47,101,370	17,176,506	125,035,054

Investing activities:
Short-term deposits, net	15,881,679	(55,529,720)	(14,988,521)	(69,530,513)
Proceeds on sale of marketable securities	–	2,211	–	1,404,450
Additions to property and equipment and intangible assets	(127,162)	(54,791)	(27,034)	(577,315)
	15,754,517	(55,582,300)	(15,015,555)	(68,703,378)

Increase (decrease) in cash and cash equivalents	3,112,034	(32,491,222)	(10,033,981)	(33,919,262)

Net cash assumed on acquisition	–	34,540,166	5,226,447	39,766,613

Cash and cash equivalents,beginning of period	2,735,317	686,373	5,493,907	–

Cash and cash equivalents, end of period	$5,847,351	$2,735,317	$686,373	$5,847,351

Non-cash items:
Issuance of common shares on Delex acquisition (note 3(b))	$–	$1,464,284	$9,862,697	$11,326,981
Issuance of common shares on Eximias acquisition (note 3(a))	–	35,063,171	–	35,063,171
Issuance of common shares in exchange for licensed patents	–	100,000	–	100,000

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001.  The Company is a development stage company.  It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes.  The acquisitions of licenses provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.  During fiscal 2006, the Company acquired Eximias Pharmaceutical Corporation ("Eximias") of Berwyn, Pennsylvania, a privately held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer-related disorders (note 3).  During fiscal 2005, the Company acquired Delex Therapeutics Inc. ("Delex") (note 3).  The Company is developing certain therapeutic products for patients with cancer and an inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

1.	Basis of presentation:

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  Since inception, the Company has concentrated on licensing, acquisition and product development.  It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of equity.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 4 to the consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next year.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  Significant accounting policies are summarized below:

(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.

During the year ended June 30, 2006, the amalgamation of Delex was completed and its assets, obligations and operations were assumed by the Company.  CIMYM Inc. (Ontario) and CIMYM Inc. (Barbados) were amalgamated to form CIMYM BioSciences Inc., an 80% owned joint venture incorporated in Canada for which the Company is the primary beneficiary.  YM BioSciences U.S.A. Inc. and YM BioSciences U.S. Operations Inc. were incorporated and are wholly owned subsidiaries of the Company.  YM Biosciences U.S.A. Inc. holds 100% of the shares of YM BioSciences U.S. Operations Inc.

(b)	Consolidation of variable interest entity:

The Company consolidates all variable interest entities of which it is the primary beneficiary in accordance with Canadian GAAP.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(c)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.  Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

(d)	Cash and cash equivalents:

Cash and cash equivalents are recorded at cost.  Cash equivalents consist of highly liquid deposit certificates held to maturity, with terms extending up to 90 days from the date of acquisition.

(e)	Short-term deposits:

Short-term deposits are recorded at cost plus accrued interest and consist of highly liquid deposit certificates held to maturity, with terms extending beyond 90 days from the date of acquisition.

(f)	Marketable securities:

Marketable securities are recorded at the lower of cost and market value.  Market values of shares and warrants held are determined based on their quoted market prices.  Losses arising from changes in the market value are included in net earnings or loss for the year.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(g)	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided to amortize the cost of property and equipment over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(h)	Intangible assets:

Intangible assets consist of acquired technologies and workforce and are amortized on a straight-line basis over their estimated useful lives of seven and two years, respectively.

(i)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and property and equipment for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.

(j)	Development costs:

To date, all development costs incurred have been expensed.  Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities.  Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized.  To date, none of the development costs has met such criteria.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(k)	Government assistance:

Government assistance, including investment tax credits received relating to development costs, is reflected as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized.  The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible.  Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment.  To the extent that management believes that the realization of future income tax assets does not meet the more-likely-than-not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(m)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers.  All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant.  The Company applies the fair value-based method to all options granted to service providers and to employee stock options granted on or after July 1, 2002.  Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model.  Forfeitures are accounted for on an estimated basis based on historical trends.  Compensation cost is expensed over the service period for non-employee awards and over the vesting period for employee awards.  The settlement method was used to account for employee stock options granted before July 1, 2002.  Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period.  Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(n)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(o)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years.  Actual results could differ from those estimates.

(p)	New accounting pronouncements:

Recent accounting pronouncements issued and not yet effective are as follows:

(i)	Accounting changes:

Effective July 1, 2007, the Company will adopt the new recommendations of the CICA Handbook Section 1506, Accounting Changes.  Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information.  These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impracticable, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effect of changes in accounting policies, estimates and errors on the financial statements and require the disclosure of new primary sources of GAAP that have been issued but not yet effective.  The impact that the adoption of this section will have on the Company's financial statements will depend on the nature of future accounting changes and the required additional disclosure on recent accounting pronouncements as noted below.

(ii)	Capital disclosures:

CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(iii)	Financial instruments:

In January 2005, the CICA issued Section 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, Section 3251, Equity, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges.  The new standards will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, specifically July 1, 2007, for the Company.  The new standards will require presentation of a separate statement of comprehensive income under specific circumstances.  Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income.  The Company is assessing the impact of the new standards.

(iv)	Financial instruments - disclosure:

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required that will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk.  The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company.  The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

2.	Significant accounting policies (continued):

(v)	Financial instruments - presentation:

CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section.  This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company.  The Company does not expect the adoption of this standard to have any impact on the consolidated financial statements.

(vi)	General standards on financial statement presentation:

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern.  The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008.  The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

(vii)	International financial reporting standards:

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards ("IFRS") over a transition period expected to end in 2011.  The impact of the transition to IFRS on the Company's consolidated financial statements is not yet determinable.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

3.	Acquisitions:

(a)	Acquisition of Eximias:

On May 9, 2006, the Company completed the acquisition of the common shares of Eximias, a privately held, development stage company in the United States.  In accordance with CICA Section 1581, Business Combinations, and EIC-124, Definition of a Business, the acquisition was accounted for as a purchase of assets.  The assets and liabilities of Eximias have been included in the consolidated financial statements of the Company from May 9, 2006, the date of acquisition.  The Company has completed its review of the fair values at acquisition and has assessed the fair values as of the date of acquisition as follows:

Assets acquired:
Cash	$38,037,072
Short-term deposits	193,925
Property and equipment	84,513
Prepaid expenses	109,101
Workforce	2,927,261
Future tax assets (net of valuation allowance of $26,885,000)	–
41,351,872

Liabilities assumed:
Accrued expenses	(2,432,679)
Obligations under capital leases	(9,116)
(2,441,795)

Net assets acquired	$38,910,077

Consideration given:
5,630,648 common shares	$35,063,171
Cash	3,496,906
Acquisition costs	350,000

$38,910,077

Of the total purchase price paid, $3,300,000, comprised of 474,657 common shares valued at $3,000,000 and $300,000 in cash, were held in escrow until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction.  As no claims arose relating to those shares referred to above, the full amount was released from escrow on May 9, 2007.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

3.	Acquisitions (continued):

The fair value of the Company's common shares issued is based on the average closing price of the common shares two days before, the day of, and two days after May 9, 2006, the closing date of the acquisition.

(b)	Acquisition of Delex:

On May 2, 2005, the Company acquired all of the common shares and other securities of Delex, a privately held Canadian company.  The acquisition was accounted for using the purchase of assets method of accounting.  The assets, liabilities, revenue and expenses of Delex have been included in the consolidated financial statements of the Company from May 2, 2005, the date of acquisition.  Consideration given, which was determined by the fair value of the consideration given at the date of acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition and at June 30, 2005 as follows:

			June 30,
	As reported,	Additional	2006 and
	June 30, 2005	consideration	2007

Assets acquired:
Cash	$5,226,447	$–	$5,226,447
Accounts receivable and prepaid expenses	79,789	–	79,789
Investment tax credits recoverable	839,830	–	839,830
Property and equipment	200,000	–	200,000
Acquired technologies	5,785,901	1,562,284	7,348,185
Future tax assets (net of valuation allowance of $2,201,417)	2,025,065	–	2,025,065
	14,157,032	1,562,284	15,719,316
Liabilities assumed:
Payable to Delex common shareholders	(1,469,425)	–	(1,469,425)
Accounts payable and accrued liabilities	(356,554)	–	(356,554)
Future tax liabilities	(2,025,065)	–	(2,025,065)
	(3,851,044)	–	(3,851,044)

Net assets acquired	$10,305,988	$1,562,284	$11,868,272

Consideration given:
3,809,523 common shares
(2005 - 3,412,698)	$9,862,697	$1,464,284	$11,326,981
Acquisition costs	443,291	98,000	541,291

	$10,305,988	$1,562,284	$11,868,272

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

3.	Acquisitions (continued):

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones.  The Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders, and all of the common shares and other securities of Delex.  A total of 4,603,174 of such common shares were put into escrow for the benefit of the Delex shareholders.  Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000) were released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing.  The fair value of the 3,412,698 shares of the Company issued is based on the average closing price of YM shares two days before, the day of, and two days after May 2, 2005, the closing date of the acquisition.

The remaining 2,777,778 escrowed shares are being released from escrow upon achievement of specific milestones with respect to Delex technology and are recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones:  396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

In addition, acquisition costs of $175,000 are owed in finder's fees contingent upon achievement of the aforementioned milestones.

On August 26, 2005, the Company received regulatory approval for a Phase II clinical trial, and released 396,825 escrowed shares at a fair value of $1,464,284.  The fair value of these shares were based on the average closing price of the Company's shares two days before, the day of, and two days after August 26, 2005, the date of the regulatory approval.

As a result of the additional consideration paid and an increase in acquisition costs of $98,000, $1,562,284 was allocated to acquired technologies in August 2005.  The cumulative consideration paid as at June 30, 2007 has increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

4.	Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies.  As at June 30, 2007, the remaining restricted proceeds were $8,129,788.

Management believes that their unrestricted cash and short-term deposits at June 30, 2007 of $67,442,001 is sufficient to fund future activities related to products licensed from Cuba during and beyond the next year.

The Company's short-term deposits are held by Canadian corporate institutions.

5.	Financial instruments:

The fair values of cash and cash equivalents, short-term deposits, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these financial instruments.

6.	Property and equipment:

		Accumulated	Netbook
June 30, 2007	Cost	depreciation	value

Computer equipment	$357,499	$201,286	$156,213
Furniture and equipment	307,506	170,769	136,737
Leasehold improvements	80,809	48,719	32,090

	$745,814	$420,774	$325,040

		Accumulated	Netbook
June 30, 2006	Cost	depreciation	value

Computer equipment	$274,804	$143,611	$131,193
Furniture and equipment	298,598	124,806	173,792
Leasehold improvements	45,250	45,250	–

	$618,652	$313,667	$304,985

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

7.	Intangible assets:

		Accumulated		Net book
June 30, 2007	Cost	amortization	Impairment	value

Acquired technologies	$7,348,185	$2,222,235	$–	$5,125,950
Workforce	2,927,261	1,097,723	1,829,538	–

	$10,275,446	$3,319,958	$1,829,538	$5,125,950

		Accumulated	Netbook
June 30, 2006	Cost	amortization	value

Acquired technologies	$7,348,185	$1,162,980	$6,185,205
Workforce	2,927,261	243,938	2,683,323

	$10,275,446	$1,406,918	$8,868,528

Impairment:

On May 9, 2006, the Company identified the management team that joined the Company as part of the Eximias acquisition as an intangible asset because of the expected future benefits that could be derived with respect to their involvement with the Company's leading product, tesmilifene.

On January 30, 2007, based on the recommendation of the Data Safety Monitoring Board, the Company stopped the phase III tesmilifene clinical trial based on an interim analysis of 351 events.  As a result, the workforce intangible asset was determined to be impaired based on an analysis of the carrying value and projected future cash flows of the asset.  The impairment analysis resulted in a write-down of $1,829,538, the net book value of the asset on the day of impairment.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

8.	Consolidation of variable interest entity:

Effective July 1, 2005, the Company has adopted AcG 15 retroactively since the date of inception of the joint venture.  In accordance with AcG 15, the Company determined that its investment in its joint venture is a VIE and the Company is the primary beneficiary since inception of the entity.

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of this entity since its inception.  Accordingly, there is no effect on the Company's financial position or results of operations as a result of the Company retroactively adopting AcG 15 at July 1, 2005.

The consolidated financial statements include the revenue and expenses of an incorporated joint venture as follows:

				Period from
				inception on
				August 17,
				1994 to
	Years ended June 30,			June 30,
	2007	2006	2005	2007

Revenue	$4,236,398	$858,210	$661,866	$5,756,474

Expenses:
General and administrative	2,458,547	3,252,091	2,188,580	18,713,032
Licensing and product development	8,913,425	1,444,277	706,344	29,820,483
	11,371,972	4,696,368	2,894,924	48,533,515
Loss before income taxes	(7,135,574)	(3,838,158)	(2,233,058)	(42,777,041)

Income taxes	1,622,695	–	–	1,622,695

Loss for the period	$(8,758,269)	$(3,838,158)	$(2,233,058)	$(44,399,736)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

9.	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

Issued:

	Number of
	shares	Amount

Common shares:
Issued on incorporation, August 17, 1994	7	$1
Issued to founding shareholders during fiscal 1996	4,204,250	224,457
Issued on private placement, August 1996	125,009	10,000
Issued on exercise of special warrants, June 1997	4,484,613	13,167,901
Issued on private placement, August 1997	272,250	1,139,366
Issued on private placement, March/April 2000	3,813,840	15,366,701
Issued pursuant to licensing agreement,November 2000	50,000	450,000
Issued pursuant to a licensing agreement,October 2001	25,000	225,000
Conversion of preferred shares, June 12, 2003	4,462,800	14,080,858
Issued on the exercise of special warrants,February 2004	10,895,658	13,321,181
Shares purchased for cancellation	(188,900)	(84,011)
Issued on exercise of stock options	46,125	119,531
Issued on exercise of warrants	118,939	320,929
Issued on exercise of compensation options	375,000	1,500,000

Balance, June 30, 2004	28,684,591	59,841,914
Shares repurchased for cancellation	(300,500)	(206,577)
Issued on exercise of special warrants,September 30, 2004	6,601,588	17,390,826
Issued on exercise of options	61,110	166,540
Issued on exercise of warrants	124,801	432,402
Issued on acquisition of Delex, May 2, 2005	3,412,698	9,862,697

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

9.	Share capital (continued):

	Number of
	shares	Amount

Balance, June 30, 2005	38,584,288	87,487,802
Issued on exercise of options	395,967	1,286,170
Issued on exercise of warrants	1,311,008	4,397,499
Issued from escrow pursuant to Delex acquisition agreement	396,825	1,464,284
Issued pursuant to licensing agreement	26,316	100,000
Issued pursuant to public offering, February 2006	9,436,471	42,622,618
Issued on acquisition of Eximias, May 9, 2006	5,630,648	35,413,171

Balance, June 30, 2006	55,781,523	172,771,544
Issued on exercise of options	3,333	15,554
Issued on exercise of warrants	50,500	134,055

Balance, June 30, 2007	55,835,356	$172,921,153

At June 30, 2007, 2,380,953 (2006 - 2,380,953) common shares are held in escrow for contingent payments related to the Delex acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency (note 3(b)).

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at U.S. $4.25 per common share for total gross proceeds of U.S. $40,105,002.  Net proceeds after issuance costs amounted to Cdn. $42,622,618.

During the year ended June 30, 2005, the Company purchased for cancellation 300,500 common shares under a normal course issuer bid, at a total cost of $779,909.  The excess of $573,332 over the book value of the shares was charged to deficit.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

10.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative basis using the Black-Scholes fair value option pricing model.  The following table contains information regarding the warrants to acquire common shares outstanding as of June 30, 2007.  As of June 30, 2007, all outstanding warrants were exercisable.

		Weighted
		average
	Number of	exercise
	warrants	price	Amount

Outstanding, June 30, 2002 and 2003	3,020,669	$4.50	$–
Issue of special warrants	5,447,829	2.50	2,756,106
Issued February 2004 on exercise of special agent warrants at fair value	1,089,566	1.75	969,714
Exercised	(118,939)	1.87	(98,581)
Expired	(2,613,725)	4.50	–

Outstanding, June 30, 2004	6,825,400	2.53	3,627,239
Expired	(49,553)	9.00	–
Exercised	(124,801)	1.82	(88,187)
Issued pursuant to financing	3,993,961	2.37	1,581,481
Issued in exchange for services	100,000	3.15	192,750

Outstanding, June 30, 2005	10,745,007	2.93	5,313,283
Expired	(369,444)	4.33	–
Exercised	(1,370,286)	2.92	(770,070)
Issued in settlement of obligation	17,500	4.42	54,775

Outstanding, June 30, 2006	9,022,777	2.88	4,597,988
Exercised	(50,500)	1.77	(44,680)

Outstanding, June 30, 2007	8,972,277	2.89	$4,553,308

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

10.	Share purchase warrants (continued):

As at June 30, 2007:

		Weighted
		average
		remaining
Range of	Number	contractual
exercise prices	outstanding	life (years)

$1.75	562,346	1.46
$2.50	5,129,919	1.46
$3.15	90,000	0.51
$3.35	361,690	0.25
$3.75	2,810,822	0.25
$4.42	17,500	0.61

11.	Contributed surplus:

Balance, June 30, 2002	$–
Stock-based compensation	68,820

Balance, June 30, 2003	68,820
Stock-based compensation	500,375

Balance, June 30, 2004	569,195
Stock-based compensation	1,278,955
Exercise of options	(57,222)

Balance, June 30, 2005	1,790,928
Stock-based compensation	2,588,413
Exercise of options	(434,849)

Balance, June 30, 2006	3,944,492
Stock-based compensation	1,716,913
Exercise of options	(4,323)

Balance, June 30, 2007	$5,657,082

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

12.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  The option exercise prices range from $1.75 to $5.74.

Compensation cost recognized as an expense during the year for stock-based employee compensation awards was $1,716,913 (2006 - $2,301,431; 2005 - $1,278,955).  Compensation cost recognized related to non-employee options granted during the year was nil (2006 - $286,982; 2005 - nil).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

Issue date	2007	2006	2005

Number of options issued	165,000	2,268,000	860,487
Risk-free interest rate	3.9% - 4.1%	4.0% - 4.6%	3.0% - 4.3%
Volatility factor	51% - 73%	55% - 120%	120%
Contractual life of options	10 years	1 - 10 years	1/8 - 10 years
Vesting period (months)	immediately to 24	immediately to 24	immediately to 24
Weighted average fair value of options granted	$1.41	$2.00	$1.96
Fair value of options	$232,931	$4,542,930	$1,685,240

The following tables reflect the activity under the stock option plan for the years ended June 30, 2007, 2006 and 2005 and the share options outstanding at the end of the year:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	4,779,789	$ 3.78	3,169,330	$ 2.92	2,523,252	$ 2.80
Granted	165,000	3.49	2,268,000	4.69	860,487	3.11
Cancelled/forfeited	(745,251)	4.53	(256,465)	3.71	(153,299)	3.05
Exercised	(3,333)	3.37	(401,076)	2.21	(61,110)	1.79

Outstanding, end of year	4,196,205	3.63	4,779,789	3.78	3,169,330	2.92

Exercisable, end of year	3,587,176	$ 3.55	3,058,820	$ 3.39	2,165,673	$ 3.09

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

12.	Stock-based compensation (continued):

As at June 30, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$1.75 - $2.74	938,095	5.8	$ 1.85	938,095	$ 1.85
$2.75 - $3.74	1,391,110	7.3	3.34	1,130,257	3.29
$3.75 - $4.74	1,394,500	6.8	4.41	1,107,159	4.42
$4.75 - $5.74	472,500	4.2	5.74	411,665	5.74

$1.75 - $5.74	4,196,205	6.4	3.63	3,587,176	3.55

As at June 30, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$1.75	747,345	5.0	$ 1.75	727,595	$ 1.75
$2.00	60,000	6.8	2.00	57,000	2.00
$2.10	50,000	7.8	2.10	50,000	2.10
$2.50	86,750	3.4	2.50	83,850	2.50
$2.75	35,000	8.4	2.75	23,333	2.75
$3.15	691,274	7.5	3.15	487,292	3.15
$3.25	316,250	0.8	3.25	316,250	3.25
$3.38	10,000	9.0	3.38	9,500	3.38
$3.61	533,670	7.6	3.61	180,833	3.61
$4.00	12,500	1.4	4.00	12,500	4.00
$4.36	852,000	9.9	4.36	284,000	4.36
$4.50	535,000	3.4	4.50	535,000	4.50
$5.74	850,000	9.4	5.74	291,667	5.74

$1.75 - $5.74	4,779,789	5.9	3.78	3,058,820	3.39

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

12.	Stock-based compensation (continued):

As at June 30, 2005:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$1.75	1,032,810	8.0	$ 1.75	668,662	$ 1.75
$2.00	60,000	7.8	2.00	39,000	2.00
$2.10	50,000	8.8	2.10	33,333	2.10
$2.50	136,000	6.5	2.50	95,450	2.50
$2.75	35,000	9.4	2.75	11,667	2.75
$3.15	806,938	9.8	3.15	268,979	3.15
$3.25	366,250	2.2	3.25	366,250	3.25
$4.00	12,500	2.4	4.00	12,500	4.00
$4.50	669,832	2.5	4.50	669,832	4.50

$1.75 - $4.50	3,169,330	7.0	2.92	2,165,673	3.09

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

13.	Out-licensing agreements:

								Period from
								inception on
			Deferred revenue		Revenue recognized			August 17, 1994
Date of		Initial	as at June 30,		for years ended June 30,			to June 30,
agreement	Product	license fee	2007	2006	2007	2006	2005	2007
November 3, 2006	Tesmilifene	$230,400	$180,800	$–	$49,600	$–	$–	$49,600
July 25, 2006	Nimotuzumab	16,226,950	12,508,273	–	3,718,677	–	–	3,718,677
January 20, 2006	Nimotuzumab	1,152,788	576,394	960,657	384,263	192,132	–	576,395
August 30, 2005	Nimotuzumab	441,792	161,071	294,529	133,458	147,263	–	280,721
January 26, 2005	Tesmilifene	620,311	205,494	327,386	121,892	206,770	86,155	414,817
July 13, 2004	Nimotuzumab	–	–	–	–	604,970	661,865	1,266,835
		$18,672,241	$13,632,032	$1,582,572	$4,407,890	$1,151,135	$748,020	$6,307,045

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

14.	Commitments:

In June 2005, the Company entered into a contract with a Clinical Research Organization ("CRO") relating to a pharmacokinetic clinical trial evaluating tesmilifene with taxotere at an expected cost of $526,000 (U.S. $468,000).  Of this amount, $199,000 has not been paid as at June 30, 2007.  Either party may cancel the contract with 30 days' notice.  If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.

In May 2007, the Company entered into a clinical trial management services contract relating to a colorectal clinical trial for nimotuzumab at an expected cost of $1,323,000 of which $1,127,000 has not been paid as at June 30, 2007.  The Company may cancel the contract with 30 days' notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after termination of the agreement.

In addition to the above, the Company has entered into contracts for pre-clinical and other studies totalling approximately $2,126,000 of which approximately $559,000 has not been paid as at June 30, 2007.

As at June 30, 2007, the future minimum rental payments relating to operating leases for premises are as follows:

2008	$307,133
2009	233,467
2010	240,236
2011	247,733
2012	158,699

$1,187,268

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

15.	Income taxes:

(a)	The major components of income tax expense and the income tax rates for the years ended June 30 are as follows:

	2007	2006

Income tax expense	$1,668,775	$–

Average Canadian income tax rate	36.12%	36.12%

Reconciliation of the income tax provisions at the above rate with the amounts shown in the consolidated statements of operations and deficit are as follows:

	2007	2006

Loss before income taxes	$(30,061,465)	$(25,814,607)

Income tax expense calculated at average Canadian income tax rate	$(10,858,201)	$(9,324,236)
Change in income taxes resulting from:
Differences in rates due to subsidiary in foreign jurisdiction	(298,859)	(225,984)
Tax in non-Canadian jurisdiction	1,668,775	–
Other non-deductible items	586,813	936,913
	(8,901,472)	(8,613,307)

Adjustments in future income tax balances	10,570,247	8,613,307

Income tax expense	$1,668,775	$–

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

15.	Income taxes (continued):

(b)	The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2007	2006

Future tax assets:
Property and equipment	$7,012,000	$7,273,000
Financing costs	505,000	844,000
Deferred revenue	4,430,000	522,000
Capital loss carryforward	194,000	197,000
Eligible capital expenditures	65,000	47,000
Non-capital losses - United States	27,011,000	26,319,000
Non-capital losses - Canada	18,585,000	16,308,000
Scientific research and experimental development expenses and credits	10,939,000	8,020,000
	68,741,000	59,530,000

Future tax liabilities:
Acquired technologies	(1,666,000)	(2,041,000)
	67,075,000	57,489,000

Less valuation allowance	67,075,000	57,489,000

Net future tax asset	$–	$–

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

15.	Income taxes (continued):

(c)	The Company has available Canadian and United States non-capital loss carryforwards totalling approximately $56,989,000 and $65,098,000, respectively. These losses expire as follows:

	Canada	United States

2008	$3,051,000	$–
2009	3,683,000	–
2010	3,789,000	–
2014	7,158,000	–
2015	16,300,000	–
2017	–	1,000
2018	–	29,000
2019	–	88,000
2020	–	2,716,000
2021	–	4,808,000
2022	–	3,175,000
2023	–	3,283,000
2024	–	4,079,000
2025	–	38,258,000
2026	12,827,000	3,099,000
2027	10,181,000	5,562,000

	$56,989,000	$65,098,000

Losses previously carried forward in Barbados expired on the continuance of the Barbadian subsidiary in Canada.

(d)	The Company has approximately $16,015,000 (2006 - $11,417,000) of unclaimed development costs that may be claimed against future taxable income.

(e)	The Company has accumulated net capital losses for tax purposes of approximately $1,191,000, which may be carried forward and used to reduce taxable capital gains in future years.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

15.	Income taxes (continued):

(f)
The Company performs certain activities that result in investment tax credits ("ITC"), which can be used to offset future Canadian and United States federal taxes payable, and Ontario innovation tax credits ("OITC"), which are payable in cash from the Province of Ontario.  The Company does not accrue the federal ITC as it can only be used to offset future taxes payable and the Company has not recorded any tax assets to date.  The ITCs expire as follows:

	Canada	United States

2010	$13,000	$–
2011	224,000	–
2012	414,000	–
2013	328,000	2,000
2014	286,000	9,000
2015	405,000	118,000
2016	–	79,000
2017	–	204,000
2018	–	185,000
2019	–	208,000
2020	–	350,000
2026	1,351,000	23,000
2027	1,167,000	77,000

	$4,188,000	$1,255,000

The Company accrues and records cash refundable OITC amounts directly against development expenses where there is reasonable assurance that the assistance will be realized.  During 2006, the Company received cash refundable OITC claims for fiscal year 2005 in the aggregate amount of $475,000.  At June 30, 2007, an amount of $143,049 (2006 - $437,233; 2005 - $1,219,030) is receivable.

	2007	2006	2005

Gross development expenses	$28,758,469	$20,388,577	$11,567,191
OITC refunds	–	(200,000)	(585,241)

Licensing and product development expenses	$28,758,469	$20,188,577	$10,981,950

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)	Development stage enterprise:

United States GAAP requires certain additional disclosures for development stage enterprises.  These require cumulative amounts from the enterprise's inception be presented.  For ease of presentation, these disclosures have been disclosed in the consolidated statements of operations and deficit and cash flows and note 9 to these consolidated financial statements, as appropriate.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

(b)	Consolidated statements of operations and deficit:

The following table reconciles loss for the year as reported in the consolidated statements of operations and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2007	2006	2005

Loss for the year based on
Canadian GAAP	$(31,730,240)	$(25,814,607)	$(15,859,295)
Unrealized loss on marketable securities (i)	—	–	(49,776)
Reversal of stock-based compensation expense for employee awards (ii)	–	–	1,278,955
Reversal of capitalization of acquired technologies (iii)	–	(1,562,284)	(5,785,901)
Amortization of acquired technologies (iii)	1,059,255	1,025,220	137,760

Loss for the year and comprehensive loss based on United States GAAP	$(30,670,985)	$(26,351,671)	$(20,278,257)

Basic and diluted loss per share (iv)	$(0.55)	$(0.60)	$(0.60)

Weighted average number of common shares outstanding	55,804,674	43,755,160	34,046,450

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 3(b))	2,380,953	2,380,953	2,777,778

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

(i)
Canadian GAAP requires that marketable securities be recorded at the lower of cost and market value and does not permit the written-down value to be adjusted upward for subsequent recoveries of market value.  The marketable securities held by the Company are classified as trading securities in accordance with Financial Accounting Standards Board ("FASB") Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.  Under United States GAAP, these securities are measured at market value each period end and any unrealized holding gains and losses are reported in the consolidated statements of operations and deficit.  During the year ended June 30, 2003, the Company recognized a charge of $1,812,158 for an other-than-temporary decline in market value and, accordingly, there was no difference in the carrying amount of the marketable securities under United States GAAP and Canadian GAAP.  During the year ended June 30, 2005, the unrealized decrease in market value of securities held was $49,776.  This amount has been recognized as an unrealized gain for United States GAAP purposes with a corresponding increase in investments and shareholders' equity under United States GAAP.  During the year ended June 30, 2006, the Company sold the remainder of its marketable securities and the realized loss of $2,623 has been recognized in the consolidated statements of operations and deficit.

(ii)
As set out in note 2(m), under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002.  Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R in accordance with the modified prospective application method.  Accordingly, the Company has applied the fair value-based method to all employee stock options granted on or after July 1, 2005.  Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the consolidated statement of operations and deficit as the requisite service is rendered.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

As there were no unvested awards as of July 1, 2005 that had been granted prior to July 1, 2002, there is no difference in the compensation expense recognized by the Company under Canadian GAAP and United States GAAP for the years ended June 30, 2007 and 2006.

As of June 30, 2007, total compensation cost related to non-vested awards not yet recognized is $867,717 and the weighted average period over which it is expected to be recognized is 0.89 years.

(iii)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use.  Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

(iv)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year.  The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

(c)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of income is presented.  Shareholders' equity under United States GAAP is as follows:

			Deficit
			accumulated
			during the	Additional
		Share	development	paid-in
	Warrants	capital	stage	capital	Total

Total shareholders' equity under U.S. GAAP,June 30, 2005	$5,313,283	$87,487,802	$(64,581,701)	$29,816	$28,249,200
Issued on exercise of options	–	1,286,170	–	(398,727)	887,443
Issued on exercise of warrants	(715,295)	4,397,499	–	–	3,682,204
Issued from escrow pursuant to Delex acquisition agreement	–	1,464,284	–	–	1,464,284
Issued pursuant to licensing agreement	–	100,000	–	–	100,000
Issued from equity financing	–	42,622,618	–	–	42,622,618
Issued from acquisition of Eximias	–	35,413,171	–	–	35,413,171
Stock-based compensation	–	–	–	2,552,291	2,552,291
Loss for the year	–	–	(26,351,671)	–	(26,351,671)

Total shareholders' equity under U.S. GAAP,June 30, 2006	4,597,988	172,771,544	(90,933,372)	2,183,380	88,619,540
Issued on exercise of options	–	15,554	–	(4,323)	11,231
Issued on exercise of warrants	(44,680)	134,055	–	–	89,375
Stock-based compensation	–	–	–	1,716,913	1,716,913
Loss for the year	–	–	(30,670,985)	–	(30,670,985)

Total shareholders' equity under U.S. GAAP, June 30, 2007	4,553,308	172,921,153	(121,604,357)	3,895,970	59,766,074
Stock-based compensation expense	–	–	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	–	–	7,348,185	–	7,348,185
Amortization of in-process research and development acquired	–	–	(2,222,235)	–	(2,222,235)

Total shareholders' equity under Canadian GAAP,June 30, 2007	$4,553,308	$172,921,153	$(118,296,741)	$5,657,082	$64,834,802

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

United States GAAP requires the disclosures of a consolidated statement of comprehensive income.  Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders.  There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

(d)	Pro forma stock option disclosure:

United States GAAP requires the disclosure of the pro forma impact of options granted that have not been recognized as an expense.  The Company adopted FASB Statement No. 123R, using the modified prospective approach, effective for periods beginning on or after July 1, 2005 and now expenses options granted over the requisite service period.  Therefore, there are no differences between pro forma loss for the period and loss for the period, as reported on the consolidated statement of operations and deficit for periods beginning on or after July 1, 2005.  For fiscal 2005, the compensation cost for these options is determined under the fair value-based method for awards granted on or after July 1, 1995, and is outlined in the following table:

2005

Options granted	860,487

Weighted average fair value of options granted	$1.96

Loss for the year, as reported	$(20,278,257)

Pro forma loss for the year	$(21,566,804)

Pro forma basic and diluted loss per share	$(0.63)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the assumptions set out in note 12 for the period from July 1, 2002 to June 30, 2007 and the following assumptions for grants made during the period preceding July 1, 2002:

Risk-free interest rate	4.11% - 5.66%
Dividend yield	–
Volatility factor	50% - 120%
Expected life of options	5 - 10 years
Vesting period (months)	Immediately to 40 months

(e)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on the loss for the period as a result of this GAAP difference.  Investment tax credits recognized are as follows:

			Period from inception on
Years ended June 30,			August 17, 1994
2007	2006	2005	to June 30, 2007

$–	$133,779	$585,241	$2,578,914

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

(f)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates.  As a full valuation allowance has been recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances as would have been calculated using United States GAAP are approximately $68,741,000, $59,530,000 and $16,938,000, respectively, for the years ended June 30, 2007, 2006 and 2005.

(g)	Acquisitions:

The following pro forma financial information reflects the results of operations of the Company as if the acquisition of Delex and Eximias had taken place on July 1, 2004.  The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results.

	2006	2005

Pro forma revenue	$4,180,287	$2,973,452
Pro forma loss	(35,778,180)	(32,485,406)
Pro forma basic and diluted loss per share	(0.74)	(0.82)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

(h)	New accounting pronouncements:

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year's financial statements are materially misstated.  SAB No. 108 is effective for fiscal years ending after November 15, 2006.  The Company adopted SAB No. 108 as of July 1, 2006 under United States GAAP.  SAB No. 108 did not have a material impact on the consolidated financial position, results of operations and cash flows.

(i)	Recently issued accounting pronouncements:

In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes.  It also requires additional financial statement disclosures about uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006, specifically July 1, 2007 for the Company.  The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The new statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years, specifically July 1, 2008 for the Company.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on the consolidated financial position, results of operations and cash flows.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Amounts in Canadian dollars, unless otherwise noted)

Years ended June 30, 2007, 2006 and 2005 and period from inception on August 17, 1994 to June 30, 2007

16.	Canadian and United States accounting policy differences (continued):

In February 2007, the FASB issued FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  SFAS 159 is effective as of the beginning of an entity's first year that begins after November 15, 2007.  Early adoption is permitted subject to certain conditions; however an early adopter must also adopt FASB Statement No. 157 at the same time.  The Company does not expect the adoption of SFAS 159 to have an impact on its consolidated financial position, results of operations or cash flows.